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SEC Mail Processing

MAR 01 2023

Washington, DC

SEC FILE NUMBER
8-015648

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Partners Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 30th FL
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kimball 212-908-9728
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

SIX Cricket Square	George Town	Grand Cayman	KY1-1106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Michael Kimball, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Partners Securities, L.L.C., as of December 31, 2022, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 28 day of Feb, 2023

CELINES MATOS
NOTARY PUBLIC OF NEW JERSEY
Commission # 50140372
My Commission Expires 10/14/2025

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Boston Partners Securities, L.L.C. (a Limited Liability Company)

As of December 31, 2022

(SEC I.D. No.8-15648)

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2022

Contents

KPMG

KPMG
P.O. Box 493
SIX Cricket Square
Grand Cayman KY1-1106
Cayman Islands
Telephone +1 345 949 4800
Fax +1 345 949 7164
Internet www.kpmg.ky

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of the Member
Boston Partners Securities, L.L.C.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Boston Partners Securities, L.L.C. (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

KPMG

George Town, Cayman Islands
February 28, 2023

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2022

Assets	
Cash	$11,211,222
Prepaid expenses	98,450
Receivable from Parent	65,845
Deferred tax assets	22,150
Total assets	$11,397,667
Liabilities and Member's equity	
Sales commissions payable	$ 344,224
Other liabilities	102,498
Total liabilities	$446,722
Member's equity	10,950,945
Total liabilities and member's equity	$11,397,667

See accompanying notes to the financial statements.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2022

1. Organization

Boston Partners Securities, L.L.C. (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Boston Partners Global Investors, Inc. (the "Parent"). The Parent is a registered investment adviser under the Securities and Exchange Commission ("SEC") Investment Advisers Act of 1940 and is a wholly-owned subsidiary of ORIX Corporation Europe N.V based in the Netherlands which is 100% owned by the ORIX Corporation based in Japan. The Company was established as a limited purpose broker-dealer under the Securities Exchange Act of 1934 for the purpose of having registered sales representatives provide their services to the Parent. The Company is registered as a broker-dealer with the SEC in all 50 states, the District of Columbia and Puerto Rico and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company does not hold customer funds or safe keep customer securities. The Company is subject to regulation by the SEC, FINRA and the various state securities regulators.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statement and accompanying notes. The estimates utilized in preparing financial statements represent management's best estimate. Actual results could differ from those estimates and assumptions.

(c) Cash

The Company's cash is held by JPMorgan Chase ("JPMorgan"). The Company holds one foreign cash account denominated in CAD currency. The JPMorgan accounts are noninterest bearing accounts. At December 31, 2022, there were no cash equivalents.

2. Summary of Significant Accounting Policies (continued)

(d) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Adjustments arising from foreign currency transactions are reflected in the statement of operations within other expenses. The U.S. dollar ($) is the functional currency of the Company.

(e) Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are expected to be realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, management first determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized. Interest and/or penalties related to income taxes are recognized in income tax expense.

3. Related Party Transactions

The Company earns revenue attributable to commissionable sales of securities in accordance with placement agent agreements entered into between the Company and various funds or mutual funds managed by the Parent.

Pursuant to the amended Service Level and Expense agreement ("Services Agreement") dated August 30, 2022 between the Company and its Parent, the Company has agreed to pay the Parent a monthly fee, which is updated no less than annually as determined by the Parent's allocation methodology, for support services, including but not limited to, finance administration, human resources, technology, and management support provided by the Parent to the Company.

3. Related Party Transactions (continued)

Intercompany balances are settled on a periodic basis through receivable from Parent, in the statement of financial condition.

The intercompany balances as at and for the year ended December 31, 2022 consists of the following amounts:

Receivable from Parent	65,845
Other liabilities	(23,176)

As of December 31, 2022, the Company has an income tax receivable of $35,535 from the Parent, which is included in the Receivable from Parent $65,845.

4. Risks and Uncertainties

Cash is held by one financial institution, JPMorgan. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by JPMorgan to be delayed or limited. The Company monitors its risk by monitoring the credit quality of JPMorgan and its subsidiaries.

5. Employee Costs

Included in sales commissions payable are amounts owed to registered sales representatives. The Company does not directly employ any personnel; however, certain employees of the Parent are registered sales representatives of the Company for purposes of the sale and distribution of registered securities offered by the Parent through the Company.

6. Income Taxes

The Company is a single member limited liability company and, for income tax purposes, is disregarded as an entity separate from its owner, the Parent. Therefore, the results of the Company's operations are included in the Parent's federal, state and local income tax returns. The Parent does not file a standalone federal tax return, it is part of the OCE US Holding, Inc's consolidated federal tax return, which owns 100% of the Parent. The Parent files standalone state and local income tax.

As of December 31, 2022, the Company determined that it has no unrecognized tax benefits, nor any accrued interest or penalties related to income taxes. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly increase within the next 12 months.

The federal statute of limitations runs for 3 years after the tax return is filed. The earliest federal return that is subject to tax examination is 2019. As of December 31, 2022, the Parent is currently under examination by New York City for 2018-2020. The impact of the examination is expected to be immaterial.

7. Commitments and Contingencies

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial condition and the results of operations of the Company.

8. Regulatory Matters

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. All broker-dealers have a self-regulatory organization (SRO) that is assigned by the SEC as the broker-dealer's designated examining authority ("DEA"). The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

9. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the Basic or Aggregate Indebtedness method of Rule 15c3-1 which requires the Company to maintain minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2022, the Company had net capital of $10,760,375, which was $10,730,594 in excess of its minimum net capital requirement of $29,781 (6-2/3% of aggregate indebtedness). The Company's percentage of aggregate indebtedness to net capital is 4.15%.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

10. Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash approximate fair value based on the on-demand nature of cash. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivable from Parent, sales commissions payable and other liabilities, are reported at their contractual amounts, which approximate fair value.

11. Subsequent Events

The Company has evaluated all subsequent events through February 28, 2023, which is the date the financial statements were issued, and has determined that no subsequent events have occurred that would require adjustment to or disclosure in the financial statement or accompanying notes.